

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

<u>Via Facsimile</u>
Mr. Frank J.M. ten Brink
Chief Financial Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

> **Re: Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2014**
> **File No. 0-21229**

Dear Mr. ten Brink:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 8. Financial Statements and Supplementary Data, page 31</u>

<u>Note 2 – Summary of Significant Accounting Policies, page 40</u>
<u>Revenue Recognition, page 40</u>

1.   We note your revenue recognition policy for product sales. In future filings, please separately disclose your product revenues and related cost of goods sold separately from your service revenues and related cost of services in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 17 – Legal Proceedings, page 62

2.   We have the following comments regarding your legal proceedings disclosures:

- With respect to (i) the class action complaint filed in the U.S. District Court for the Western District of Pennsylvania, (ii) the class action complaints filed in federal court in multiple jurisdictions, and (iii) the May 2013 notice of violation and order to comply from the State of Utah Division of Air Quality, in future filings, please provide the disclosures required by ASC 450-20-50. Please provide us with your proposed disclosure; and

- We note the Pennsylvania class action complaint was filed in the wake of a settlement with the State of New York of an investigation under the New York False Claims Act. Please address for us supplementally (i) when such settlement was made, (ii) whether there was any related insurance coverage associated with such settlement, and (iii) whether the settlement, without offset of any related insurance, materially impacted your financial statements.

Definitive Proxy Statement on Schedule 14A Filed April 11, 2014

Summary Compensation Table, page 23

3.   With a view toward future disclosure, please tell us why you are not disclosing the performance bonuses as non-equity incentive compensation. We note that on page 17 you disclose that the "performance bonus program is intended to provide a short-term cash incentive to [y]our executive officers" and that "[u]sing EBITDA … as the performance metric, the Compensation Committee sets target levels each year on the basis of the EBITDA shown in [the] final operating plan and budget for the year as approved by our Board of Directors." This disclosure appears consistent with the Commission's guidance that a bonus under a non-equity compensation plan would have to be pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period. Please refer to Question 119.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Additionally, to the extent that the performance bonuses constitute incentive non-equity compensation under a plan, in future filings please include corresponding grants of plan based awards disclosure. See Item 402(d) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Era Anagnosti at (202) 551-3369 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief